UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, October 5th , 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: Payment of Complementary Interest on Own Capital and Dividends

      The Board of Directors of Bradesco, in a meeting held today, approved the Board of Executive Officers’ proposal for the payment, on December 7th, 2006, to the Company’s stockholders of:

1.
Complementary Interest on Own Capital, in the amount of R$0.784333536 per common stock and R$0.862766889 per preferred stock, whose payment will be made by the net amount of R$0.666683505 per common stock and R$0.733351856 per preferred stock, already deducted by the fifteen percent (15%) of Withholding Income Tax, except for legal entities stockholders that are exempted from the referred taxation and will receive for the declared amount;

2.
Dividends, in the amount of R$0.568954689 per common stock and R$0.625850158 per preferred stock, whose payment will be made by the declared amount, with no Withholding Income Tax charge, pursuant to Article 10 of Law # 9,249/95.

Complementary Interest on Own Capital and Dividends approved jointly represent approximately 41.3 times the monthly Interest paid, and will benefit stockholders enrolled in the Bank’s registrations on this date (October 5th, 2006).

Below, the preliminary demonstrative table of Interest on Own Capital and Dividends of 2006:

In R$
Monthly Interest paid	290,052,338.75
Monthly Interest to be paid, relating to October, November and December of 2006	101,075,536.71
Intermediary Interest of the 1st half paid	336,990,727.74
Complementary Interest (*)	806,452,828.19
Dividends (*)	585,000,000.00
Total	2,119,571,431.39
(*) payment on December 7th , 2006

Per stock in R$
Type	Total Monthly Interest	Intermediary Interest of the 1st half	Complementary Interest	Dividends	Total
common stock	0.380475000	0.327750000	0.784333536	0.568954689	2.061513225
preferred stock	0.418522500	0.360525000	0.862766889	0.625850158	2.267664547

     The Complementary Interest on Own Capital and Dividends relating to the stocks held on custody in CBLC - Brazilian Clearing and Depository Corporation will be paid to the referred CBLC, which will transfer them to the stockholders by means of the Custody Agents.

     The amounts distributed, according to the demonstrative table above, are computed, net of Withholding Income Tax, in the calculation of the mandatory Dividends set forth in the Bylaws.

     The Company may, based on the result reached in the fiscal year of 2006, distribute new Interest on Own Capital and/or Dividends to the stockholders.

Cordially,

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5 th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.